July 1, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Calvert Social Investment Fund
File Numbers 2-75106 and 811-03334

Ladies and Gentlemen:

I am writing to request the withdrawal of the preliminary proxy statement filed under Rule 14a-6 of the Securities Exchange Act of 1934 on June 19, 2009, pursuant to discussions with Valerie Lithotomos (and Branch Chief Richard Pfordte). In place of a proxy statement, Calvert has undertaken to file an information statement to provide notice to shareholders about the change in portfolio manager for the Enhanced Equity Portfolio (the “Portfolio”), a series of the Calvert Social Investment Fund. These actions are being taken based on the following facts and circumstances:

  On June 2, 2009, the Board of Trustees of the Fund approved terminating SSgA FM, the then-current sub-advisor to the Portfolio.
  At this time, CAMCO, the investment advisor to the Fund, assumed responsibility for the day-to-day management of the Portfolio.
  The Fund is subject to an SEC Exemptive Order that allows it and the investment advisor to enter into and materially amend an investment sub-advisory agreement without shareholder approval.
  Following any such change to a sub-advisor pursuant to the SEC Exemptive Order, shareholders are provided notice of the change in the form of an Information Statement.
  The SEC Staff indicated that the delivery of a proxy solicitation would perhaps be confusing and redundant in asking shareholders to ratify an already existing investment advisory agreement/relationship. In turn, the SEC Staff agreed that the provision of an Information Statement, providing shareholders with the details of such a management change, is the more appropriate form of notice to shareholders.

Please feel free to contact me at 301-951-4858 with any questions.

Truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke
Deputy General Counsel

cc:        Valerie Lithotomos